August 20, 2014

United States Securities and Exchange Commission

Division of Corporate Finance

Attention: Ms. Anne Nguyen Parker

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ultra Petroleum Corp.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 25, 2014
File No. 1-33614

Ladies and Gentlemen:

This letter is a reply, on behalf of Ultra Petroleum Corp., to your comment letter dated July 31, 2014 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) relating our Form 10-K referenced above (the “Form 10-K”).

In this letter, we reproduce Staff comments in italics typeface, and make our responses in normal typeface. In addition, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. We respectfully request the Staff provide further comments at its convenience.

Form 10-K for the Fiscal Year Ended December 31, 2013

Financial Statements

Item 2. Properties, page 27

Proved Undeveloped Reserves, page 30

1.	Based on the net quantity of proved undeveloped reserves you converted to proved developed during 2013, it would appear to take approximately 13 years to convert all of the proved undeveloped reserves disclosed as of December 31, 2013 to proved developed. Please provide us with an annual schedule of the total number of proved undeveloped locations, proved reserve quantities and estimated capital expenditures necessary to convert all of the proved undeveloped reserves disclosed as of December 31, 2013. Please refer to Rule 4-10(a)(31)(ii) of Regulation S-X and the Compliance and Disclosure Interpretation Question 131.04 and tell us if all of the proved undeveloped locations in the foregoing annual schedule are part of a development plan adopted by the Company’s management including approval by the Board, if such approval is required.

SEC Comment Letter Response – ULTRA PETROLEUM CORP.

August 20, 2014

Response:	As requested, below is a table (Table 1) setting out our annual schedule of total proved undeveloped locations, the estimated quantities of proved undeveloped reserves attributable to these locations, and our estimate of future capital expenditures necessary to convert the proved undeveloped reserves.

Table 1: Schedule of Proved Undeveloped Reserves as of December 31, 2013

Year	Locations	Proved Undeveloped Reserves (MMCF)	Proved Undeveloped Reserves (MBO)	Future Development Costs (MM$)
2014	160	374,344	3,068	410
2015	202	388,940	3,258	410
2016	213	438,237	3,747	468
2017	125	236,187	1,991	274
2018	79	190,517	1,450	191
2019	3	4,249	37	5
Total	782	1,632,475	13,553	$1,758

The proved undeveloped locations described in Table 1 above are part of a development plan adopted by our management and reviewed by our Board of Directors. At our first board meeting this year, we presented a detailed report about our year-end 2013 reserve report to our board, including a discussion of the increase in our proved undeveloped reserves reflected in the report.

Note 15 – Disclosure about Oil and Gas Producing Activities (Unaudited), page 81

Analysis of Changes in Proven Reserves, page 83

2.	We note that in 2013 your natural gas proved reserves were reduced by 741,319 MMcf due to revisions of estimates, and were increased by 1,409,528 MMcf due to extensions, discoveries and additions. Please refer to FASB ASC 932-235-50-5 and provide an explanation for these material changes. In doing so, please specify the fields in which these changes occurred.

Response:	The Staff’s comment is noted, and we will include an appropriate explanation of material changes in our proved reserves in our future filings.

SEC Comment Letter Response – ULTRA PETROLEUM CORP.

August 20, 2014

As noted in the Comment Letter, we had proved reserve revisions of 741.3 Bcfe in 2013. The vast majority of the revisions (667.2 Bcfe) related to the transfer of locations out of proved undeveloped status into a non-proved category based on changes in our drill schedule. A small portion of those revisions (74.1 Bcfe) were comprised of price and performance revisions in our oil and gas fields in Pennsylvania and Wyoming.

As also noted, we had increases (extensions, discoveries, and additions) of 1,478 Bcfe in 2013. Of these increases, the vast majority (1,331 Bcfe) related to properties in Wyoming and to the transfer of unproved locations into our proved undeveloped reserves based on changes in our expected drill schedule and increases in our expected future development capital based primarily on higher gas prices. The remaining increases (147 Bcfe) are attributable to conversions of unproved reserves into proved developed reserves in Wyoming and Pennsylvania as a result of changes in our drilling program.

Finally, as requested, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Comments from the Staff or changes to disclosure in response to Staff comments in the Form 10-K do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you or your Staff have any questions concerning the enclosed materials, please contact me at (281) 582-6611.

Sincerely,

ULTRA PETROLEUM CORP.

/s/ Garrett B. Smith
Garrett B. Smith Principal Counsel